                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 2000





                               GENTIA SOFTWARE PLC





                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                   -----------                        ---------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                X
                   -----------                        ---------------
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 14 Pages

                        Exhibit Index Appears on Page 10

                               GENTIA SOFTWARE PLC
                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                                                                 Page
Financial Information:

Condensed  Consolidated  Balance Sheets as of March 31, 2000  (unaudited)
and December 31, 1999 (unaudited)                                                                                  3

Condensed  Consolidated  Statements of Operations for the three months ended March 31, 2000 and 1999
(unaudited)                                                                                                        4

Condensed Consolidated Statements of Cash Flows for the three months
ended March 31, 2000 (unaudited) and 1999 (unaudited)                                                              5

Notes to Condensed Consolidated Financial Statements (Unaudited)                                                   6

Management's Discussion and Analysis of Financial Condition and Results of Operations.                            7-9

Exhibit             Index                                                                                          10
Exhibit A.          First Quarter Press Release                                                                    11

                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31                 DECEMBER 31
                                                                 2000                      1999
                                                            ----------------          ----------------
                                                             (UNAUDITED)                (UNAUDITED)
                                                                            (IN THOUSANDS)

                                                                   US$                      US$

ASSETS
    Current assets:
           Cash and cash equivalents .....................   $  1,216                  $  2,968
           Accounts receivable, net of allowances ........      9,584                     7,757
              Trade account receivables ..................     12,968                    11,214
                 Less: Allowance for doubtful debt .......     (3,384)                   (3,457)
           Prepaid expenses and other current assets .....        870                       559
           Tax recoverable ...............................         --                        --
                                                             --------                  --------
Total current assets .....................................     11,670                  $ 11,284

    Property and equipment, net ..........................      1,004                     1,153
    Purchased software, net of amortization of $739
        (Dec 31, 1999 - $609) ............................      1,870                     2,000
    Goodwill on acquisition, net of amortization of $2,416
        (Dec 31, 1999 - $2,286) ..........................      3,700                     3,831
                                                             --------                  --------
Total assets .............................................   $ 18,244                  $ 18,268
                                                             ========                  ========

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
           Current portion of lease obligations ..........   $     83                  $     46
           Accounts payable ..............................      2,186                     2,784
           Accrued liabilities ...........................      1,376                     2,624
           Deferred revenues .............................      4,131                     3,259
           Other accounts payable ........................      1,805                     1,289
           Short Term loans ..............................         --                     4,442
                                                             --------                  --------
Total current liabilities ................................   $  9,581                  $ 14,444

    Non current liabilities:
           Long-term portion of lease obligations ........        102                       121
                                                             --------                  --------
Total Liabilities ........................................   $  9,683                  $ 14,565


    Shareholders' equity:
           Ordinary shares ...............................      2,869                     2,481
           Additional paid-in capital ....................     33,242                    29,009
           Retained (deficit) ............................    (26,519)                  (26,695)
           Cumulative translation adjustment .............     (1,031)                   (1,092)
                                                             --------                  --------
Total shareholders' equity ...............................   $  8,561                  $  3,703
                                                             --------                  --------

Total liabilities and shareholders' equity ...............   $ 18,244                  $ 18,268
                                                             ========                  ========


                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                                                                 THREE MONTHS ENDED
                                                     --------------------------------------------
                                                          MARCH 31,                MARCH 31,
                                                             2000                     1999

                                                     --------------------------------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                        (UNAUDITED)              (UNAUDITED)

                                                         US$                         US$
Revenues:
     License ....................................   $  3,684                    $  2,294
     Services and other .........................      2,979                       3,657
                                                    --------                    --------
                                                       6,663                       5,951

Cost of revenues:
     License ....................................        211                         132
     Services and other .........................      1,639                       2,615
                                                    --------                    --------
                                                       1,850                       2,747

Gross profit ....................................      4,813                       3,204

Operating expenses:
     Sales and marketing ........................      2,603                       3,658
     Research and development ...................        973                       1,589
     General and administrative .................        710                         988
     Purchased research and development ..........        --                          --
     Restructuring costs .........................        --                         500
     Goodwill amortization .......................       260                         199
                                                    --------                    --------
            Total operating expenses ............      4,546                       6,934


Income / (loss) from operations .................        267                      (3,730)
Interest (expense) / income .....................        (90)                         41
                                                    --------                    --------
Income / (loss) before provision for income taxes        177                      (3,689)

Provision for income taxes ......................         --                          --

                                                    --------                    --------
Net income / (loss) .............................   $    177                    ($ 3,689)
                                                    ========                    ========

Basic income / (loss) per share .................   $   0.02                    ($  0.36)
Diluted income / (loss) per share ...............   $   0.01                    ($  0.36)

     Shares used to compute basic EPS ...........     10,719                      10,178
     Shares used to compute diluted EPS .........     13,897                      10,178


                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                             THREE MONTHS ENDED
                                                                              ------------------------------------------------
                                                                                    MARCH 31, 2000            MARCH 31, 1999
                                                                                   -----------------    ----------------------
                                                                                                (IN THOUSANDS)
                                                                                                US$                       US$
CASH FLOWS FROM OPERATING ACTIVITIES

         Net income / (loss)..................................................                 $177                   $(3,689)

         Adjustments to reconcile net income/(loss) to net
         cash (used in) operating activities:
                  Depreciation................................................                  168                       286
                  Goodwill amortization.......................................                  261                       199
                  In-process research and development.........................                    -
                  Loss on disposal of assets..................................                    2                         -
                  Loss on disposal of subsidiary..............................                    -                         -
                  Changes in operating assets and liabilities:
                     Accounts receivable.....................................               (1,754)                    1,196
                      Provision for bad debts.................................                  (73)                     (251)
                      Prepaid expenses, recoverable taxes and otherassets.....                 (311)                       15
                      Accounts payable........................................                 (597)                     (178)
                      Accrued liabilities and other accounts payable..........                 (734)                     (730)
                      Deferred revenues.......................................                  872                       322
                                                                                   -----------------    ----------------------
Net cash (used in) operating activities.......................................               (1,989)                   (2,830)
                                                                                   -----------------    ----------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

                  Cost of acquisition.........................................                    -                         -
                  Proceeds on sale of property and equipment..................                    -                         -
                  Proceeds on sale of subsidiary..............................                    -                         -
                  Purchases of property and equipment.........................                  (21)                     (194)
                                                                                   -----------------    ----------------------
Net cash used in investing activities.........................................                  (21)                     (194)
                                                                                   -----------------    ----------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

                  Net proceeds on shares issued.........................                        620                         -

                  Short term loan repaid................................                       (363)                        -
                  Generation (repayment) of capital lease obligations...                         18                       128
                                                                                   -----------------    ----------------------
Net cash provided by financing activities...............................                        275                       128
                                                                                   -----------------    ----------------------
         Effect of exchange rate changes on cash........................                        (17)                      (22)
                                                                                   -----------------    ----------------------
         Net (decrease) in cash.........................................                     (1,752)                   (2,918)
         Cash at beginning of period....................................                      2,968                     5,314
                                                                                   -----------------    ----------------------
         Cash at end of period..........................................                     $1,216                    $2,396
                                                                                   =================    ======================


                             See accompanying notes

                               GENTIA SOFTWARE PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Gentia Software plc (the "Company") is incorporated in England and Wales. The Company is a leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions.

BASIS OF PRESENTATION
The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

INTERIM FINANCIAL INFORMATION
The financial information at March 31, 2000 and the results of operations for the three months and twelve months ended March 31, 2000 are unaudited, but include all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended March 31, 2000 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. In accordance with SOP 98-1, the Company has capitalized computer software obtained for internal use.

PRINCIPLES OF CONSOLIDATION
The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE
The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average exchange rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

PER SHARE INFORMATION
Net income per share information is computed based on the weighted average number of shares outstanding, as described in FAS 128.

2 LITIGATION

On January 25, 2000, the Company announced with Hyperion Solutions Corporation that they had settled their patent lawsuit, which originated in April 1996. As a result of the settlement, the Company has agreed to remove from its software products the ability to select the number of dense dimensions that can be employed in its databases, and will instead provide a pre-set default value. The Company will supply software to its customers that will bring existing installed-base applications into compliance with the terms of this settlement. Other terms of the agreement are confidential.

From the knowledge the Company has about how its current customer base uses the Company's products and services, the Company has concluded that the terms of the settlement should have little or no impact. Customers using the Company's software and services to implement business strategy, track operational performance or build custom applications should not be compromised. The settlement is not expected to affect the Company's financial results for the most recent quarter or the fiscal year.

All legal costs associated with the litigation have been written off as incurred.

                               GENTIA SOFTWARE PLC

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

THREE MONTHS ENDED MARCH 31, 2000 AND THREE MONTHS ENDED MARCH 31, 1999

REVENUES

Revenues were $6.7 million in the three months ended March 31, 2000, an increase of approximately 12.0% compared to revenues of $6.0 million for the three months ended March 31, 1999. The Company achieved license revenue growth of 60.6% with an increase from $2.3 million for the three months ended March 31, 1999 to $3.7 million for the three months ended March 31, 2000. License revenue continues to originate predominantly from the European and Rest of World operations. Investment in the USA sales channel is expected to generate returns in the following quarters.

Services and other revenues were $3.0 million in the three months ended March 31, 2000 a decrease of approximately 18.5% compared to $3.7 million for the three months ended March 31, 1999. The decrease in service revenue on the first quarter of last year can in part be attributed to the sale of our South African and Australian operations earlier in the year, combined with the reduction of direct professional services revenue as we focus on application specific, high margin business. Services and other revenue comprised 44.7% of total revenues for the three months ended March 31, 2000, compared to 61.5% for the three months ended March 31, 1999. The change is attributable to an increase in license revenue sales relative to total revenue.

GROSS PROFIT

Gross profit was $4.8 million or 72.2% of revenues for the three months ended March 31, 2000, compared to $3.2 million or 53.8% revenues for the three months ended March 31, 1999. The increase in gross margin is attributed to the higher level of direct license fee sales and the improved gross margins achieved on services and other revenue. Gross margins on services and other revenue increased from 28.5% for the three months ended March 31, 1999 to 45.0% for the same period in 2000. The increase is attributed to a focus on application specific, high margin business in the professional services division as well as the cost saving benefits from the restructuring of the support and maintenance services division.

SALES AND MARKETING

Sales and marketing costs were $2.6 million in the three months ended March 31, 2000 compared to $3.7 million in the three months ended March 31, 1999. Sales and marketing expenditure has decreased by $1.1 million as a direct result of the strategic actions taken through the restructure program. The cost savings were attributed to the elimination of duplicated resources, centralization of corporate functions and the sale of the Australian and South African operations. The Company has invested in the United States sales operation and the results of this investment should be evidenced in the coming quarter.

RESEARCH AND DEVELOPMENT

Research and development costs were $1.0 million in the three months ended March 31, 2000, lower than the $1.6 million recorded in the three months ended March 31, 1999. The decrease in research and development costs can be attributed to the costs savings as a result of a reduction in legal costs relating to the Arbour dispute and the consolidation of research facilities. The current research and development organization continues to focus on building the analytical applications that surround the Scorecard combined with developing our new Customer Relationship Analytic application. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $0.7 million in the three months ended March 31, 2000, compared to $1.0 million for the three months ended March 31, 1999. The reduction in costs can be attributed to the centralization of the finance function in the United Kingdom with significant savings being made through the closure of the facilities and termination of regional staff.

OTHER INCOME

Other income reduced from $41,000 in the three months ended March 31,1999 to an expense of $90,000 for the three months ended March 31, 2000. The interest incurred relates to the current short-term finance that was converted to equity on March 4, 2000.

RESTRUCTURING COSTS AND PROVISION

The last provision for restructuring costs made by the Company was in the three month period ended June 30, 1999. All significant costs relating to the restructuring have now been incurred and limited provisions remain only for the extended payment of senior executives. The remaining accruals are expected to be fully utilized by the end of the second quarter of 2000 and the associated cash costs will end within the same period.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2000, the Company had cash and cash equivalents of $1.2 million compared to $3.0 million at December 31, 1999. In the three months ended March 31, 2000 the Company's operating activities consumed cash of $2.0 million compared to $2.8 million in the three months ended March 31, 1999.

Net accounts receivable at March 31, 2000 were $9.6 million, an increase of 23.1% compared to $7.8 million at December 31, 1999. The increase is attributable to recent maintenance billings, with the deferred revenues account on the balance sheet increasing by $0.9 million and the effect of extended payment terms on deals in the last two quarters of 1999.

Investing activities utilized $21,000 in the three months ended March 31, 2000 compared to the utilization of $194,000 in the three months ended December 31, 1999. Investing activities represent the purchase of property and equipment.

Financing activities generated $275,000 in the three months ended March 31, 2000 compared to $128,000 in the three months ended December 31, 1999. The increase in funds from financing activities primarily represents net proceeds from the exercising of staff options netted against the repayment of a short term loan.

Loan agreements totalling an aggregate of US$2.0 million entered into by the Company with each of Robin W.I.Lodge, Marshall Services, Alan McGahan, and Rhone Venture Capital Limited have been converted into shares of the Company at a price of US$2.25 per share. In addition warrants have been issued in connection with the loan agreements for the number of shares into which the loan may be converted multiplied by 1.25, at the same conversion price.

Loan agreements totalling an aggregate of US$2.0 million entered into by the Company with each of Finsbury Technology Trust PLC, Pulsar Technology Fund, Grange Noominees Ltd. and Banco Nominees (Guernsey) Limited have been converted into shares of the Company at a price of US$4.65 per share. In addition warrants have been issued in connection with the loan agreements for the number of shares into which the loan may be converted multiplied by 0.5, at the same conversion price.

The Company's ability to satisfy its cash requirements for the remainder of the year is dependent on meeting certain projected revenue targets, cash collection targets, raising additional sources of short term finance and containing operating expenses. The Company has, at times in the past, been unable to meet similar targets, particularly license revenue targets. There can be no assurance that the Company will meet its projected revenue targets and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares.

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Report (or incorporated herein by reference) regarding the Company's financial position and business strategy may constitute forward-looking statements. Although the Company believes that the expectations reflected in, and the assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are included in the documents filed by the Company with the Securities and Exchange Commission, including the matters contained in the caption "Business Factors" in the Company's most recent Annual Report on Form 20-F. In light of the foregoing, readers of this Report are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the year ended December 31, 1999, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                    GENTIA SOFTWARE plc

                                              By: /s/ Nicholas P.S. Bray

                                                     Nicholas P. S. Bray
                                                     Chief Financial Officer

Date: May 31, 2000

EXHIBIT INDEX

                                                                        Page

Exhibit A            First Quarter Press Release - (2000)               11

EXHIBIT A

CONTACT:
Nick Bray                    AT THE FINANCIAL RELATIONS BOARD:
Chief Financial Officer      For Analyst Info: Julie Creed (312) 640-6724
Gentia Software              For General Info: Kelly Lofts (212) 661-8030
+44 181 971 4000             For Media Info: Jason Rando (212) 661-8030

CONTACT:                              AT THE FINANCIAL RELATIONS BOARD:
Andy Oliver                           Analysts: Christie Mazurek,
LEWIS P.R. Inc                        CMAZUREK@FRB.BSMG.COM
Tel: (619) 702-5571                   General: Kelly Lofts, KLOFTS@FRB.BSMG.COM
Email: ANDYO@LEWISPR.COM              Media: Paul Del Colle, PDELCOLL@FRB.BSMG.COM

GENTIA SOFTWARE REPORTS THIRD CONSECUTIVE PROFITABLE QUARTER

     LICENSE REVENUE GROWTH OF 22% OVER 4Q99, 61% OVER THE YEAR-AGO QUARTER GROWTH IN EPM BUSINESS FUNDS INVESTMENT IN NEW CRM ANALYTICS APPLICATIONS

BOSTON, MASS. - April 26, 2000 - Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today reported its results for the first quarter, ended March 31, 2000. Gentia reported net income of $0.2 million, or $0.02 per share, for the first quarter of 2000. This compares with net income of $0.1 million, or $0.01 per share, for the fourth quarter of 1999 and a net loss of $3.7 million, or ($0.36) per share, for the year-ago quarter.

Revenues for the first quarter of 2000 totaled $6.7 million compared with $6.1 million in the fourth quarter of 1999 and $6.0 million in the year-ago quarter. Total first quarter revenue included $3.7 million in license revenue, representing an increase of 22% and 61% over license revenue in the fourth quarter of 1999 and the year-ago quarter, respectively.

"We are encouraged by the license revenue growth in our Enterprise Performance Management (EPM) division, following increased investment in our worldwide sales and marketing operation," said Steve Fluin, Gentia's Chief Executive Officer. "Gentia's EPM business has now returned to industry standard operating margins of 15% and is capitalizing on our prior investment in the Balanced Scorecard market."

During the first quarter, Gentia announced thinkCRA-TM- , a revolutionary suite of customer relationship analytical applications that for the first time will add predictive intelligence and analytical capabilities to the CRM process. Given the tremendous growth opportunity afforded by the expansive CRM market and the Company's proprietary technology to increase the effectiveness of CRM projects, Gentia formed a wholly owned subsidiary, ThinkAnalytics, to operate its CRA business.

Gentia's successful turnaround of the Company and acceleration of growth in its EPM business has enabled it to fund the start up of its CRA business while maintaining profitability. The Company's CRA business is based on the K.Wiz technology acquired by Gentia Software in 1998. Net income for the first quarter of 2000 excluding expenses related to the CRA business would have totaled approximately $1.0 million, or $0.08 per share.

"Costs incurred by the ThinkAnalytics business were more than off-set by the earnings from our EPM business, enabling the Company to report a third consecutive profitable quarter," said Nick Bray, Gentia's Chief Financial Officer. "We are committed to increasing the profitability of Gentia as we grow our CRA business."

"Sales growth has been our top priority during the last quarter," said Fluin. "In particular, we continued to drive license growth throughout the world. With our core EPM operations growth accelerating we are able to develop other profitable growth opportunities by finding new ways to deliver our intelligent technology."

Fluin concluded, "Moving forward, we will be focused both on expanding our EPM opportunities and capitalizing on our first mover advantage with our thinkCRA suite. We will continue to grow our core EPM business by leveraging new sales and delivery channels, such as our newly created Application Service Provider
(ASP) business to extend the appeal of our market-leading EPM applications into the mid-market. We will focus on successfully launching our new analytics suite for CRM through the newly created ThinkAnalytics subsidiary. In addition, we will continue the expansion of our successful partnering and channels model with organizations such as IBM, NCR and KPMG. Finally, we will explore opportunities to acquire synergistic organizations, such as ebi Solutions (announced separately today), which can increase our market leverage and maximize our profitability and growth potential."

Recent Gentia accomplishments included:

     - Signed deals with 34 companies including, Barclays and Molnlycke Health Care.
     - Signed an agreement with NCR (NYSE: NCR), a recognized world leader in data warehouse solutions, to deliver Balanced Scorecard solutions to Customer Relationship Management and Data Warehousing customers. This global agreement enables NCR to use Gentia's market leading Balanced Scorecard application to provide a strategic management environment for its Teradata based CRM solutions.
     - Announced thinkCRA, a suite of Customer Relationship Analytical (CRA) applications giving organizations the predictive intelligence to interact with their customers more effectively and add value to the Customer Relationship Management (CRM) process.
     - Created the Intelligent Balanced Scorecard application. Gentia's latest Balanced Scorecard application provides companies with strategy planning and intelligent data analysis capabilities and ships with support for Microsoft Windows 2000. The new intelligent application makes enterprise-scale Balanced Scorecard use more pragmatic by combining improved usability with Gentia's market-leading data analysis capability.
     - Awarded the designation of Balanced Scorecard Collaborative Certified-TM-. As a certified application, Gentia's Balanced Scorecard has met the requirements of the Balanced Scorecard Functional Standards-TM-, the certification designed to eliminate confusion in the marketplace by educating suppliers and buyers of the important elements of a Balanced Scorecard management system.
     - Formed an Application Service Provider (ASP) business for the delivery of the Company's market-leading Balanced Scorecard application. This new e-business will offer senior executives a full range of services covering the implementation and life cycle of a Balanced Scorecard, including rental or lease of Gentia Balanced Scorecard software, standard industry Balanced Scorecard templates and third-party implementation services. The new service is available immediately at WWW.BALANCEDSCORECARD.COM
     - Entered into a definitive agreement to acquire ebi Solutions, a privately held provider of e-business applications and services. In conjunction with the acquisition, Gentia has formed a new US-based subsidiary, ThinkAnalytics Corporation, to focus on the delivery of Customer Relationship Analytic applications, including the recently announced product suite, thinkCRA. Integration of thinkCRA and ebi's OASIS offers an advanced solution set encompassing the ability to analyze both online and offline commerce. The result is an intelligent and predictive solution that optimizes the ability to understand, respond to and manage customer relationships.

ABOUT GENTIA SOFTWARE
Gentia Software (Nasdaq: GNTI) is a leading supplier of intelligent analytical applications for enterprise performance management and customer relationship management. Its product suites sustain and improve business performance by improving the quality of customer interactions and driving strategy and performance management. Gentia incorporates unique technology and the world-class consulting expertise of partners including IBM, NCR, PWC and KPMG. Gentia offers best-in-class solutions for Fortune 1,000 companies including Volvo, Sprint, Bell Atlantic, Credit Suisse First Boston and Motorola. For more information, visit www.gentia.com or call 1-888-4GENTIA (United States), +44
(0)20 8971 4000 (Europe).

THIS NEWS RELEASE CONTAINS STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO THE FINANCIAL PERFORMANCE OF GENTIA SOFTWARE. SUCH STATEMENTS ARE BASED UPON THE INFORMATION AVAILABLE TO MANAGEMENT AT THIS TIME, AND THEY NECESSARILY INVOLVE RISK BECAUSE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. AMONG THE MANY FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE CHANGES IN GENERAL ECONOMIC CONDITIONS, ACTIONS TAKEN BY CUSTOMERS OR COMPETITORS, AND THE RECEIPT OF MORE OR FEWER ORDERS THAN EXPECTED.

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                                                                    THREE MONTHS ENDED

                                                        --------------------------------------------
                                                             MARCH 31,                MARCH 31,
                                                                2000                     1999
                                                        ------------------ ---- --------------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                           (UNAUDITED)              (UNAUDITED)

                                                                       US$                       US$
   Revenues:
        License.......................................              $3,684                    $2,294
        Services and other..........................                 2,979                     3,657
                                                        ------------------      --------------------
                                                                     6,663                     5,951

   Cost of revenues:
        License.........................................               211                       132
        Services and other...........................                1,639                     2,615
                                                        ------------------      --------------------
                                                                     1,850                     2,747

   Gross profit.......................................               4,813                     3,204

   Operating expenses:
        Sales and marketing.........................                 2,603                     3,658
        Research and development..................                     973                     1,589
        General and administrative.................                    710                       988
        Purchased research and development....                           -                         -
        Restructuring costs.........................                     -                       500
        Goodwill amortization......................                    260                       199
                                                        ------------------      --------------------
                   Total operating expenses........                  4,546                     6,934


   Income / (loss) from operations...............                      266                    (3,730)
   Interest (expense) / income....................                     (90)                       41
                                                        ------------------      --------------------
   Income / (loss) before provision for income taxes                   177                    (3,689)

   Provision for income taxes                                            -                         -

                                                        ------------------      --------------------
   Net income / (loss).............................                    177                   ($3,689)
                                                        ==================      ====================

   Basic income / (loss) per share...............                    $0.02                   ($0.36)
   Diluted income / (loss) per share............                     $0.01                   ($0.36)

        Shares used to compute basic EPS.........                   10,719                    10,178
        Shares used to compute diluted EPS......                    13,897                    10,178

                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                            MARCH 31                 DECEMBER 31
                                                                              2000                      1999
                                                                         ----------------          ----------------
                                                                          (UNAUDITED)                (UNAUDITED)
                                                                                         (IN THOUSANDS)

                                                                                      US$                      US$
ASSETS
    Current assets:
           Cash and cash equivalents..................................             $1,216                   $2,968
           Accounts receivable, net of allowances...................                9,584                    7,757
              Trade account receivables..............................              12,968                   11,214
                 Less: Allowance for doubtful debt....................             (3,384)                  (3,457)
           Prepaid expenses and other current assets................                  870                      559
           Tax recoverable...............................................               -                        -
                                                                            -------------            -------------
Total current assets........................................................       11,670                  $11,284

    Property and equipment, net........................................             1,004                    1,153
    Purchased software, net of amortization of $739
        (Dec 31, 1999 - $609)..............................................         1,870                    2,000
    Goodwill on acquisition, net of amortization of $2,416
        (Dec 31, 1999 - $2,286)..........................................           3,700                    3,831
                                                                            -------------            -------------
Total assets.................................................................     $18,244                  $18,268
                                                                            =============            =============

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:

           Current portion of lease obligations.......................                $83                      $46
           Accounts payable.............................................            2,186                    2,784
           Accrued liabilities............................................          1,376                    2,624
           Deferred revenues............................................            4,131                    3,259
           Other accounts payable......................................             1,805                    1,289
           Short Term loans.............................................                -                    4,442
                                                                            -------------            -------------
Total current liabilities...................................................       $9,581                  $14,444

    Non current liabilities:

           Long-term portion of lease obligations...................                  102                      121
                                                                            -------------            -------------
Total Liabilities                                                                  $9,683                  $14,565


    Shareholders' equity:

           Ordinary shares...............................................           2,869                    2,481
           Additional paid-in capital...................................           33,242                   29,009
           Retained (deficit)............................................         (26,519)                 (26,695)
           Cumulative translation adjustment........................               (1,031)                  (1,092)
                                                                            -------------            -------------
Total shareholders' equity................................................         $8,561                   $3,703
                                                                            -------------            -------------

Total liabilities and shareholders' equity...............................         $18,244                  $18,268
                                                                            =============            =============

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